UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 3, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated November 3, 2011, entitled “Resignation of Independent Non-executive Director”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board announces that Mr. Edgar W. K. Cheng has resigned as independent non-executive director of the Company due to personal health reasons with effect from 3 November 2011. Accordingly, he will also cease to be a member of the nomination committee of the Company on the same day.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) announces that Mr. Edgar W. K. Cheng has resigned as independent non-executive director of the Company due to personal health reasons with effect from 3 November 2011. Accordingly, he will also cease to be a member of the nomination committee of the Company on the same day.

Mr. Cheng confirmed that he has no disagreement with the Board in any respects and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company or The Stock Exchange of Hong Kong Limited.

Taking this opportunity, the Board would like to express its appreciation and gratitude to Mr. Cheng for his contribution and services to the Company.

Following the resignation of Mr. Cheng, the Board will be comprised of three executive directors, three non-executive directors and four independent non-executive directors.  Accordingly, the Company complies with the requirements of rules 3.10 and 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

In addition, following the resignation of Mr. Cheng, the nomination committee will be comprised of one non-executive director and two independent non-executive directors. Accordingly, the Company follows the recommended best practice under the Code on Corporate Governance Practices under the Listing Rules that a majority of the members of the nomination committee should be independent non-executive directors.

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 3 November 2011

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Yang Hua (Vice Chairman)	Chiu Sung Hong
Li Fanrong	Lawrence J. Lau
Wu Guangqi	Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Wang Yilin (Chairman)
Zhou Shouwei
Wu Zhenfang